HumanCo Acquisition Corp.
P.O. Box 90608
Austin, TX 78709

December 7, 2020

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Kevin Dougherty
Karina Dorin

Re:	HumanCo Acquisition Corp.
Withdrawal of Acceleration Request for Registration Statement on Form S-1
Registration File No. 333-250630

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on December 3, 2020, in which we requested acceleration of the effective date of the above referenced Registration Statement to 4:00 PM, Eastern Time, on December 7, 2020, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at such time and we hereby formally withdraw our request for acceleration of the effective date.

Sincerely,

HumanCo Acquisition Corp.

/s/ Ross Berman
Ross Berman Chief Executive Officer and Director